

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Ms. Irina Cudina, Chief Executive Officer
Farmacia Corporation
c/o Business Filings Incorporated, Agent for Service
6100 Neil Road, Suite 500
Reno, Nevada 89511

> **Re:** **Farmacia Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 4 filed January 4, 2011**
> **File No. 333-163815**

Dear Ms. Cudina:

Our preliminary review of the above referenced amendment to your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Namely, the financial statements included in the filing are not current as required by Article 8-08 of Regulation S-X. In addition, your next amendment should include an updated accountant's consent. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard O. Weed, Esquire
    Weed & Co. LLP
    4695 MacArthur Court, Suite 1430
    New Port Beach, California 92660